

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 9, 2013

Via E-mail
Robert Armstrong
Chief Financial Officer
DC Brands International, Inc.
1685 S. Colorado Blvd. Unit S291
Denver, CO 80222

> **Re: DC Brands International, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed August 30, 2013**
> **File No. 000-54031**

Dear Mr. Armstrong:

We have reviewed your filing and have the following comment. Please respond to this letter by amending your filing as requested. If you do not believe our comment apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in a response.

After reviewing any amendment to your filing or any information you provide in response to these comments, we may have additional comments.

Item 1
Grant Authority to the Board of Directors to conduct a 1-for-100 Share Stock Split of DC Brands' Common Stock, page 4

1. You do not indicate in your disclosure whether or not you have any plans, arrangements, understandings, etc. for the authorized but unissued common shares that will result from your reverse stock split. If you have any such plans, arrangements, understandings, etc., please describe them in your information statement. If you have none, please include a statement to that effect.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Scot Foley at (202) 551-3383 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Scot Foley
Assistant Director